                                  FORM 6-K/A
                                  ----------

                                AMENDMENT NO. 1
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                           Report of Foreign Issuer

                   Pursuant to Rule 13a-16 or 15d-16 of the
                        Securities Exchange Act of 1934

                        For the month of December 2001


                  NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                (Translation of registrant's name into English)


                             3-1, OTEMACHI 2-CHOME
                       CHIYODA-KU, TOKYO 100-8116 JAPAN
                   (Address of principal executive offices)


  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                        Form 20-F  X     Form 40-F
                                  ---


  Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes   ____    No   X
                                               ---

  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________.

AMENDMENT OF THE INTERIM RESULTS AT AND FOR THE SIX-MONTH PERIOD ENDED SEPTEMBER 30, 2001

     On December 28, 2001, the registrant filed a Report on Form 6-K with the Securities and Exchange Commission regarding its financial condition and results of operations at and for the six-month period ended September 30, 2001. The registrant hereby amends its financial condition and results of operation at and for the six-month period ended September 30, 2001, as follows to correct the aggregate difference between the carrying value of NTT's investment in affiliated companies and its underlying equity in net assets of such affiliates. To be precise, the corrections have been made in the last paragraph of Note 3 in the Notes to consolidated financial statements (Unaudited). The financial information included therein was prepared on the basis of accounting principles generally accepted in the United States.

     We have made forward-looking statements in this form 6-K/A, all of which are subject to risks and uncertainties. These forward-looking statements contain information concerning possible or assumed business performance or achievement. Actual performance or achievement may be materially different from the performance or achievement expressed or implied by theses forward-looking statements.

                                   SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               NIPPON TELEGRAPH AND TELEPHONE
                                                 CORPORATION


                                               By  /s/  HIROO INOUE
                                                 -------------------
                                                 Name:  Hiroo Inoue
                                                 Title: Senior Manager
                                                        Department IV


Date: February 8, 2002

                  NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                  ------------------------------------------
                              AND ITS SUBSIDIARIES
                              --------------------

                     CONSOLIDATED BALANCE SHEET (UNAUDITED)
                     --------------------------------------




                                                                                                        Millions of
                                                                                                       U.S. dollars
                                                                  Millions of yen                        (Note 2)
                                                   ------------------------------------------      ------------------
                                                        March 31,             September 30,           September 30,
                                                          2001                   2001                    2001
---------------------------------------------------------------------------------------------------------------------
ASSETS
Current assets:
  Cash and cash equivalents                          (Yen)900,555            (Yen)464,522               $   3,904
  Notes and accounts receivable, trade                  2,176,199               2,050,664                  17,233
  Allowance for doubtful accounts                         (42,220)                (42,807)                   (360)
  Inventories                                             221,965                 317,778                   2,670
  Prepaid expenses and other current assets               601,634                 571,804                   4,805
---------------------------------------------------------------------------------------------------------------------
        Total current assets                            3,858,133               3,361,961                  28,252
---------------------------------------------------------------------------------------------------------------------

Property, plant and equipment:
  Telecommunications equipment                         12,827,057              13,210,275                 111,011
  Telecommunications service lines                     11,972,442              12,039,640                 101,173
  Buildings and structures                              5,350,158               5,376,891                  45,184
  Machinery, vessels and tools                          1,934,672               1,863,119                  15,656
  Land                                                    779,327                 795,710                   6,687
  Construction in progress                                458,354                 526,180                   4,422
---------------------------------------------------------------------------------------------------------------------
                                                       33,322,010              33,811,815                 284,133
  Accumulated depreciation                            (21,529,642)            (22,181,348)               (186,398)
---------------------------------------------------------------------------------------------------------------------
                                                       11,792,368              11,630,467                  97,735
---------------------------------------------------------------------------------------------------------------------

Investments and other assets:
  Investments in affiliated companies                   1,028,153               1,855,440                  15,592
  Marketable equity securities and other
   investments                                          1,387,719                 229,408                   1,928
  Goodwill                                                567,374                 132,965                   1,117
  Intangible and other assets                           2,075,633               2,030,092                  17,059
  Deferred income taxes                                 1,050,031               1,478,084                  12,421
---------------------------------------------------------------------------------------------------------------------
                                                        6,108,910               5,725,989                  48,117
---------------------------------------------------------------------------------------------------------------------
                                                  (Yen)21,759,411         (Yen)20,718,417               $ 174,104
=====================================================================================================================

The accompanying notes are an integral part of this statement.

                   NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                   ------------------------------------------
                              AND ITS SUBSIDIARIES
                              --------------------

                     CONSOLIDATED BALANCE SHEET (UNAUDITED)
                     --------------------------------------


                                                                                                            Millions of
                                                                                                           U.S. dollars
                                                                       Millions of yen                       (Note 2)
                                                         -----------------------------------------     ------------------
                                                              March 31,            September 30,          September 30,
                                                                2001                   2001                   2001
-------------------------------------------------------------------------------------------------------------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Short-term borrowings                                    (Yen)946,009           (Yen)781,946               $  6,571
  Current portion of long-term debt                             810,246                839,703                  7,056
  Accounts payable, trade                                     1,708,817              1,156,722                  9,721
  Accrued payroll                                               649,043                398,194                  3,346
  Accrued interest                                               36,123                 32,518                    273
  Accrued taxes on income                                       329,512                298,309                  2,507
  Accrued consumption tax                                       119,758                 58,066                    488
  Advances received                                              61,971                 45,610                    383
  Other                                                         190,610                193,923                  1,630
-------------------------------------------------------------------------------------------------------------------------
        Total current liabilities                             4,852,089              3,804,991                 31,975
-------------------------------------------------------------------------------------------------------------------------

Long-term liabilities:
  Long-term debt                                              4,446,835              4,573,261                 38,431
  Obligations under capital leases                              338,425                342,518                  2,878
  Liability for employees' severance payments                 3,023,851              3,080,559                 25,887
  Other                                                         856,307                890,438                  7,483
-------------------------------------------------------------------------------------------------------------------------
                                                              8,665,418              8,886,776                 74,679
-------------------------------------------------------------------------------------------------------------------------

Minority interest in consolidated subsidiaries                1,485,741              1,535,413                 12,902
-------------------------------------------------------------------------------------------------------------------------

Shareholders' equity :
  Common stock, (Yen)50,000 par value -
   Authorized-62,322,590 shares
   Issued and outstanding:
    -16,134,590 shares                                          937,950                937,950                  7,882
  Additional paid-in capital                                  2,669,736              2,669,736                 22,435
  Retained earnings                                           3,096,836              2,824,429                 23,734
  Accumulated other comprehensive income                         51,641                 59,122                    497
-------------------------------------------------------------------------------------------------------------------------
                                                              6,756,163              6,491,237                 54,548
-------------------------------------------------------------------------------------------------------------------------
Commitments and contingent liabilities
-------------------------------------------------------------------------------------------------------------------------

                                                        (Yen)21,759,411        (Yen)20,718,417               $174,104
=========================================================================================================================

The accompanying notes are an integral part of this statement.

                   NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                   ------------------------------------------
                              AND ITS SUBSIDIARIES
                              --------------------

                  CONSOLIDATED STATEMENT OF INCOME (UNAUDITED)
                  --------------------------------------------

                      SIX-MONTH PERIOD ENDED SEPTEMBER 30
                      -----------------------------------



                                                                                                            Millions of
                                                                                                           U.S. dollars
                                                                         Millions of yen                     (Note 2)
                                                            --------------------------------------      ----------------
                                                                     2000                 2001                 2001
------------------------------------------------------------------------------------------------------------------------
Operating revenues:
  Telephone                                                   (Yen)3,133,941        (Yen)2,980,176           $25,043
  Telegraph                                                           37,854                35,625               299
  Leased circuit                                                     248,605               250,003             2,101
  Data communication facility                                        189,739               188,612             1,585
  ISDN service                                                       511,227               555,275             4,666
  Sale of telecommunication equipment                                701,665               707,125             5,942
  Miscellaneous                                                      650,620             1,010,981             8,496
------------------------------------------------------------------------------------------------------------------------
                                                                   5,473,651             5,727,797            48,132
------------------------------------------------------------------------------------------------------------------------

Operating expenses:
  Personnel                                                        1,117,344             1,132,415             9,516
  Depreciation, amortization and maintenance costs                 1,642,504             1,667,416            14,012
  Write-down of goodwill                                                   -               176,611             1,484
  Other                                                            2,044,039             2,412,524            20,273
------------------------------------------------------------------------------------------------------------------------
                                                                   4,803,887             5,388,966            45,285
------------------------------------------------------------------------------------------------------------------------
Operating income                                                     669,764               338,831             2,847
------------------------------------------------------------------------------------------------------------------------

Other expenses (income):
  Interest and amortization of bond discounts
  and issue costs                                                     78,016                74,660               627
  Interest income                                                    (17,226)              (15,991)             (134)
  Gain on sales of investments in affiliated company                 (76,100)                    -                 -
  Other, net                                                         (17,814)               30,437               256
------------------------------------------------------------------------------------------------------------------------
                                                                     (33,124)               89,106               749
------------------------------------------------------------------------------------------------------------------------
Income before income taxes                                           702,888               249,725             2,098
------------------------------------------------------------------------------------------------------------------------

Income taxes:
  Current                                                            391,357               298,491             2,508
  Deferred                                                           (90,178)             (201,608)           (1,694)
------------------------------------------------------------------------------------------------------------------------
                                                                     301,179                96,883               814
------------------------------------------------------------------------------------------------------------------------

Income before minority interest, equity in earnings of
 affiliated companies and cumulative effect of accounting
 changes                                                             401,709               152,842             1,284


Minority interest in losses of consolidated subsidiaries             (96,357)              (52,520)             (441)

Equity in losses of affiliated companies
(including write-down of (Yen)194,170 million ($1,632 million),
 net of income taxes, in an affiliate in 2001)                        (1,897)             (182,511)           (1,534)
------------------------------------------------------------------------------------------------------------------------
Income (loss) before cumulative effect of
accounting changes                                                   303,455               (82,189)             (691)
------------------------------------------------------------------------------------------------------------------------
Cumulative effect of accounting changes (net of income
 taxes of (Yen)108,027 million ($908 million))                             -              (149,882)           (1,259)

------------------------------------------------------------------------------------------------------------------------
Net income (loss)                                               (Yen)303,455         (Yen)(232,071)          $(1,950)
========================================================================================================================


                                                                                                           U.S. dollars
                                                                              Yen                            (Note 2)
                                                            --------------------------------------      ----------------
                                                                    2000                  2001                2001
--------------------------------------------------------------------------------------------------      ----------------
Per share of common stock:
Income (loss) before cumulative effect of
accounting changes                                            (Yen)19,164           (Yen)(5,094)            $   (43)
------------------------------------------------------------------------------------------------------------------------
Cumulative effect of accounting changes                                 -                (9,289)                (78)
------------------------------------------------------------------------------------------------------------------------
Net income (loss)                                                  19,164               (14,383)               (121)
------------------------------------------------------------------------------------------------------------------------
Cash dividends                                                 (Yen)2,500            (Yen)2,500             $    21
------------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of this statement.

                   NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                   ------------------------------------------
                              AND ITS SUBSIDIARIES
                              --------------------

           CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY (UNAUDITED)
           ----------------------------------------------------------

                      SIX-MONTH PERIOD ENDED SEPTEMBER 30
                      -----------------------------------




                                                                                                        Millions of
                                                                                                       U.S. dollars
                                                                     Millions of yen                     (Note 2)
                                                        --------------------------------------      ----------------
                                                                2000                  2001                 2001
--------------------------------------------------------------------------------------------------------------------
Common stock:
  At beginning of year                                      (Yen)795,600          (Yen)937,950               $ 7,882
  Capitalization of additional paid-in capital                         -                     -                     -
--------------------------------------------------------------------------------------------------------------------
  At end of period                                               795,600               937,950                 7,882
--------------------------------------------------------------------------------------------------------------------

Additional paid-in capital:
  At beginning of year                                         2,530,476             2,669,736                22,435
  Transfer to common stock                                             -                     -                     -
--------------------------------------------------------------------------------------------------------------------
  At end of period                                             2,530,476             2,669,736                22,435
--------------------------------------------------------------------------------------------------------------------

Retained earnings:
  At beginning of year                                         2,648,286             3,096,836                26,023
  Appropriations -
   Cash dividends ((Yen)2,500 - $21 per share)                   (39,586)              (40,336)                 (339)
  Net income (loss)                                              303,455              (232,071)               (1,950)
  Other change                                                    (6,096)                    -                     -
--------------------------------------------------------------------------------------------------------------------
  At end of period                                             2,906,059             2,824,429                23,734
--------------------------------------------------------------------------------------------------------------------

Accumulated comprehensive income:
  At beginning of year                                            40,262                51,641                   434
  Other comprehensive income                                       8,053                 7,481                    63
--------------------------------------------------------------------------------------------------------------------
  At end of period                                                48,315                59,122                   497
--------------------------------------------------------------------------------------------------------------------

Shareholders' equity at end of period                     (Yen)6,280,450        (Yen)6,491,237               $54,548
====================================================================================================================

Summary of total comprehensive income:
  Net income                                                (Yen)303,455         (Yen)(232,071)              $(1,950)
  Other comprehensive income                                       8,053                 7,481                    63
--------------------------------------------------------------------------------------------------------------------
Comprehensive income                                        (Yen)311,508         (Yen)(224,590)              $(1,887)
====================================================================================================================

The accompanying notes are an integral part of these statements.

                   NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                   ------------------------------------------
                              AND ITS SUBSIDIARIES
                              --------------------

                CONSOLIDATED STATEMENT OF CASH FLOWS (UNAUDITED)
                ------------------------------------------------

                      SIX-MONTH PERIOD ENDED SEPTEMBER 30
                      -----------------------------------

                                                                                                         Millions of
                                                                                                        U.S. dollars
                                                                      Millions of yen                     (Note 2)
                                                         --------------------------------------      ----------------
                                                                  2000                  2001               2001
---------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
  Net income (loss)                                          (Yen)303,455         (Yen)(232,071)         $ (1,950)
  Adjustments to reconcile net income to net cash
   provided by operating activities -
   Depreciation and amortization                                1,190,417             1,196,889            10,058
   Deferred taxes                                                 (90,178)             (201,608)           (1,694)
   Minority interests                                              96,357                52,520               441
   Loss on sale or disposal of property, plant
     and equipment                                                 75,443                79,493               668
   Cumulative effect of accounting changes                              -               149,882             1,259
   Write-down of goodwill                                               -               176,611             1,484
   Gain on sales of investments in
     affiliated company                                           (76,100)                    -                 -
   Equity in (earnings) losses of
     affiliated company                                             1,897               182,511             1,534
   (Increase) Decrease in notes and accounts
     receivable, trade                                           (360,371)              138,551             1,164
   Increase in inventories                                        (51,652)              (95,666)             (804)
   Decrease in other current assets                               196,342                19,345               163
   Decrease in accounts payable, trade
     and accrued payroll                                         (133,218)             (578,547)           (4,862)
   Decrease in accrued consumption tax                            (13,943)              (62,543)             (526)
   Increase (Decrease) in accrued interest                         16,135                (3,605)              (30)
   Decrease in advances received                                  (18,838)              (19,398)             (163)
   Increase (Decrease) in accrued taxes on income                  27,671               (35,843)             (301)
   Increase (Decrease) in other current liabilities                40,110                (4,059)              (34)
   Increase in liabilities for employees' severance
     payments, net of deferred pension costs                      107,244                57,481               483
   Increase in other long-term liabilities                         13,286                33,983               286
   Other                                                          (28,782)               80,206               674
---------------------------------------------------------------------------------------------------------------------
     Net cash provided by operating activities                  1,295,275               934,132             7,850
---------------------------------------------------------------------------------------------------------------------
Cash flows from investing activities:
  Payments for property, plant and equipment                   (1,361,189)           (1,121,083)           (9,421)
  Proceeds from sale of property, plant
    and equipment                                                  17,794                 3,528                30
  Payments for marketable equity securities and other
    investments                                                  (644,696)              (36,559)             (307)
  Proceeds from sale of marketable equity securities and
    other investments                                              58,564                 8,473                71
  Acquisition of intangible and other assets                     (179,718)             (259,180)           (2,178)
  Purchase of subsidiary net of cash acquired                    (491,573)                    -                 -
---------------------------------------------------------------------------------------------------------------------
     Net cash used in investing activities                     (2,600,818)           (1,404,821)          (11,805)
---------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of this statement.

                   NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                   ------------------------------------------
                              AND ITS SUBSIDIARIES
                              --------------------

                CONSOLIDATED STATEMENT OF CASH FLOWS (UNAUDITED)
                ------------------------------------------------

                      SIX-MONTH PERIOD ENDED SEPTEMBER 30
                      -----------------------------------


                                                                                                         Millions of
                                                                                                        U.S. dollars
                                                                     Millions of yen                      (Note 2)
                                                        --------------------------------------      ------------------
                                                                2000                  2001                   2001
----------------------------------------------------------------------------------------------------------------------
Cash flows from financing activities:
  Proceeds from issuance of long-term debt                   (Yen)91,123          (Yen)756,465             $ 6,357
  Payments for settlement of long-term debt                     (327,921)             (600,914)             (5,050)
  Dividends paid                                                 (39,586)              (40,336)               (339)
  Net increase (decrease) in short-term borrowings
   and other                                                     944,044              (167,325)             (1,406)
 ----------------------------------------------------------------------------------------------------------------------

  Net cash (provided by) used in financing
   activities                                                    667,660               (52,110)               (438)
 ----------------------------------------------------------------------------------------------------------------------

Effect of exchange rate changes on cash and cash
 equivalents                                                           -                86,766                 729
----------------------------------------------------------------------------------------------------------------------

Decrease in cash and cash equivalents                           (637,883)             (436,033)             (3,664)
Cash and cash equivalents at beginning of period               1,155,274               900,555               7,568
----------------------------------------------------------------------------------------------------------------------

Cash and cash equivalents at end of period                  (Yen)517,391          (Yen)464,522             $ 3,904
======================================================================================================================

Cash paid during the period for:
  Interest                                                   (Yen)80,270           (Yen)79,389             $   667
======================================================================================================================

  Income taxes                                              (Yen)124,259          (Yen)329,708             $ 2,771
======================================================================================================================

Capital lease obligations incurred during the
 period                                                       (Yen)3,697           (Yen)31,351             $   263
======================================================================================================================

The accompanying notes are an integral part of this statement.

                   NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                   ------------------------------------------
                              AND ITS SUBSIDIARIES
                              --------------------

             Notes to consolidated financial statements (Unaudited)
             ------------------------------------------------------



1. These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States for interim financial information and in accordance with the instructions to Rule 10-01 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles in the United States for annual financial statements. In the opinion of management, all adjustments (consisting only of normal recurring adjustments) considered necessary for a fair presentation have been included. Operating results for the six-month period ended September 30, 2001 are not necessarily indicative of the results that may be expected for the year ending March 31, 2002. For further information, refer to the consolidated financial statements and footnotes thereto included in the NTT's consolidated financial statements, which is included in its Form 20-F for the fiscal year ended March 31, 2001.

   Effective April 1, 2001, NTT adopted Statement of Financial Accounting Standards ("SFAS") No. 133 "Accounting for Derivative Instruments and Hedging Activities" which, as amended by SFAS No. 138, establishes accounting and reporting standards for derivative instruments, including some derivative instruments embedded in other contracts, and for hedging activities. SFAS No. 133 requires that all derivative instruments be recorded on the balance sheet at fair value. This statement requires that changes in the fair value of derivatives be recognized in current earnings unless specific hedge accounting criteria are met. The adoption of SFAS No. 133 as of April 1, 2001 resulted in a net-of-tax decrease of (Yen)4,485 million ($38 million) to accumulated other comprehensive income in the consolidated balance sheet, as well as an net-of-tax loss of after-tax (Yen)702 million ($6 million) in the cumulative effect of an accounting change in the consolidated statement of income. The effect of the accounting change on NTT's consolidated statement of income for the six-month period ended September 30, 2001 was immaterial.

   In August 2001, the Emerging Issues Task Force ("EITF") reached a consensus on Issue 01-09, "Accounting for Consideration Given by a Vendor to a Customer or a Reseller of the Vendor's Products" ("EITF 01-09"). EITF 01-09 replaced an earlier consensus ("EITF 00-25") covering the same matters. The EITF concluded that consideration from a vendor to a reseller of the vendor's products is presumed to be a reduction of the selling price of the vendor's products and, therefore, should be characterized as a reduction of revenue when recognized in the vendor's income statement. That presumption can be overcome in certain circumstances. NTT will adopt EITF 01-09 beginning on April 1, 2002. Had NTT adopted EITF 01-09 as of April 1, 2000, operating revenues - "Sale of telecommunication equipment" and operating expenses -"Other" would have been reduced by (Yen)114,270 million and (Yen)121,842 million ($1,024 million) for the six months ended September 30, 2000 and 2001, respectively.

   In July 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141, "Business Combinations" and No. 142 "Goodwill and Other Intangible Assets". SFAS No. 141 supersedes Accounting Principles Board ("APB") Opinion No. 16, "Business Combinations". The most significant changes made by SFAS No. 141 are: (1) requiring that purchase method of accounting be used for all business combinations initiated after June 30, 2001, (2) establishing specific criteria for the recognition of intangible assets separately from goodwill, and (3) requiring unallocated negative goodwill to be written off immediately as an extraordinary gain instead of being deferred and amortized. SFAS No. 142 supersedes APB Opinion No. 17, "Intangible Assets". SFAS No. 142 primarily addresses the accounting for goodwill and intangible assets subsequent to their acquisition and the provisions of SFAS No. 142 will be effective for fiscal years beginning after December 15, 2001. The most significant changes made by SFAS No. 142 are: (1) goodwill and indefinite life intangible assets will no longer be amortized, (2) goodwill will be tested for impairment at least annually at the reporting unit level, (3) intangible assets deemed to have an indefinite life will be tested for impairment at least annually, and (4) the amortization period of intangible assets with finite lives will no longer be limited to forty years. Effective April 1, 2001, NTT adopted SFAS No. 142 as further discussed in Note 4.

   In August 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations". SFAS No. 143 is effective for NTT beginning April 1, 2003. SFAS No. 143 requires that legal obligations associated with the retirement of tangible long-lived assets to be recorded as a liability, measured at fair value, when those obligations are incurred if a reasonable estimate of fair value can be made. Upon initially recognizing a liability for an asset retirement obligations, an entity must capitalize the cost by recognizing an increase in the carrying amount of the related long-lived asset. NTT is in the process of determining the impact, if any, that the adoption of SFAS No. 143 will have on its results of operations and financial position.

   In October 2001, the FASB issued SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets". This Statement addresses financial accounting and reporting for the impairment or disposal of long-lived assets. The Statement supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of", and the accounting and reporting provisions of APB Opinion

   No. 30, "Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions", for the disposal of a segment of a business (as previously defined in that Opinion). This Statement also amends Accounting Research Bulletins ("ARB") Opinion No. 51, "Consolidated Financial Statements", to eliminate the exception to consolidation for a subsidiary for which control is likely to be temporary. The provisions of this Statement are effective for financial statements issued for fiscal years beginning after December 15, 2001, and interim periods within those fiscal years, with early application encouraged. The provisions of this Statement generally are to be applied prospectively. NTT is in the process of determining the impact, if any, that the adoption of SFAS No. 144 will have on its results of operations and financial position.

2. U.S. dollar amounts are included solely for convenience. These translations should not be construed as representations that the yen amounts actually represent, or have been or could be converted into, U.S. dollars. The rate of (Yen)119 = US$1, the approximate current rate at September 30, 2001, has been used for the purpose of presentation of the U.S. dollar amounts in the accompanying consolidated financial statements.

3. NTT invested through NTT DoCoMo, Inc. ("NTT DoCoMo"), a 64.1% owned subsidiary of NTT, in the following entities and such investments are accounted for on the equity method as of September 30, 2001:

                                                                  Ownership
                                Company name                     Percentage
          ------------------------------------------------    ----------------
           Hutchison 3G UK Holdings Limited                         20.0%
           KPN Mobile N.V. ("KPNM")                                 15.0%
           KG Telecommunications Co., Ltd. ("KGT")                  21.4%
           Hutchison Telephone Company Limited                      25.4%
           DoCoMo AOL, Inc.                                         42.3%
           AT&T Wireless Services, Inc. ("AT&T Wireless")           16.1%

   On May 23, 2001, NTT DoCoMo purchased an approximately 6.4% additional ownership interest in Hutchison Telephone Company Limited. In addition, on July 6, 2001, NTT DoCoMo increased its ownership interest in KGT by approximately 1.4%.

   AT&T Wireless -
   -------------

   On July 9, 2001, AT&T Corp. ("AT&T") completed the planned split-off of its wireless group ("AT&T Wireless Group"). In connection with the split-off, all the assets and liabilities of AT&T Wireless Group were transferred to AT&T Wireless, a wholly owned subsidiary of AT&T. The split-off was then effected by redeeming all the outstanding shares of AT&T Wireless Group tracking stock in exchange for shares of AT&T Wireless common stock and distributing shares of AT&T Wireless common stock to holders of AT&T common stock, resulting in AT&T Wireless becoming an independent, publicly-traded company. NTT DoCoMo's investment in AT&T preferred stock, which represented approximately 16% of the financial performance and economic value of AT&T Wireless Group, was also automatically converted into AT&T Wireless common stock at the one for one exchange rate, resulting in approximately 16% of the economic and voting interest in AT&T Wireless. As a result, NTT DoCoMo began to account for its investment in AT&T Wireless using the equity method on July 9, 2001 based on its ownership percentage and ability to significantly influence the operations through board representation, appointment of NTT DoCoMo employees to certain key management positions of AT&T Wireless, technology alliance, rights to approve specified actions and the right, under certain conditions, to require AT&T Wireless to repurchase NTT DoCoMo's investment in stock and warrants. As such the balance sheet classification of this investment was transferred to "investments in affiliated companies" from "marketable equity securities and other investments" at the split-off date. Market value was computed with the assistance of an outside company using the Black-Scholes option pricing methodology.

   In addition, the split-off converted NTT DoCoMo's warrants to purchase AT&T preferred stocks equivalent to 41,748,273 shares of AT&T Wireless Group tracking stock into warrants to purchase the same number of shares of AT&T Wireless common stock. As a result, the warrants are being carried on a marked to market basis after the split-off and market value write-down adjustment equal to (Yen)22,293 million ($187 million) was included in "Other, net" in the consolidated statement of income for the period ended September 30, 2001. The warrants are included in "marketable equity securities and other investments" in the consolidated balance sheets.

   As part of its agreements with AT&T Wireless, NTT DoCoMo has a preemptive right to acquire additional shares of AT&T Wireless in order to maintain its current ownership interest, if such interest would otherwise be diluted. On December 21, 2001, NTT DoCoMo announced that it plans to exercise its preemptive right to purchase additional shares in order to maintain its current 16% share of ownership in AT&T Wireless. The decision to purchase the additional shares is contingent on AT&T Wireless acquiring a U.S. regional wireless operator, TeleCorp PCS, Inc. ("TeleCorp"), through an exchange of shares. If AT&T Wireless completes its planned acquisition, NTT DoCoMo will purchase the shares necessary for it to maintain its current 16% ownership in AT&T Wireless. The purchase is expected to amount to approximately 26.6 million shares of common stock at a price of $14.28 per share, the New York Stock Exchange average closing price over the 30-day period ending December 20, 2001, for a total additional investment amount of approximately $380 million. The exact number of shares to be purchased will be determined, and payment will be made, on the same day that AT&T Wireless completes its acquisition of TeleCorp.

   KPNM -
   ----

   In light of the current business outlook surrounding KPNM, NTT and NTT DoCoMo determined that the estimated fair value of the stock of KPNM has decreased and that such decline is other than temporary. As a result, NTT recorded an impairment charge of (Yen)194,170 million ($1,632 million), net of deferred taxes of (Yen)126,311 million ($1,061 million), for its investment in KPNM during the period ended September 30, 2001. The estimated fair value of the stock of KPNM was determined based on a review of KPNM's business segments and utilization of discounted cash flow methodology.

   KGT -
   ---

   On December 17, 2001, KGT filed an application for a 3G mobile communication license in Taiwan. However, on December 27, 2001, KGT announced that it decided to withdraw its application. NTT and NTT DoCoMo have not yet had the opportunity to determine the impact, if any, that KGT's decision will have on the value of its investment in KGT but KGT's decision could adversely affect the value of NTT DoCoMo's investment. NTT and NTT DoCoMo will determine the impact after reviewing KGT's revised business plan. If NTT and NTT DoCoMo determine that there has been a decline in value and such decline is other than temporary, NTT will record an impairment charge.

   The aggregate difference between the carrying value of NTT's investment in affiliated companies and its underlying equity in net assets of such affiliates is (Yen)647,920 million ($5,445 million) as of September 30, 2001 and relates primarily AT&T Wireless. Of this amount, (Yen)453,789 million ($3,813 million) relates to embedded goodwill.

4. As SFAS No. 142 is now considered the preferable basis of accounting for goodwill and intangible assets, NTT decided to early adopt this new accounting standard retroactive to the beginning of the fiscal year ending March 31, 2002.

    Under SFAS No. 142, goodwill and certain other intangible assets that are determined to have an indefinite life will no longer be amortized, but rather will be tested for impairment at least annually using a two-step process that begins with an estimation of the fair value of a reporting unit and between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value below its carrying amount. Upon the adoption of this new statement, NTT reconsidered classification between existing goodwill and intangible assets in accordance with SFAS No. 141 and reclassified assembled workforce with immaterial amounts, from intangible assets to goodwill at the beginning of the current fiscal year. NTT also reassessed the useful lives of its intangible assets, adjusted the remaining amortization periods, and determined that no intangible assets have indefinite lives. During the six-month period ended September 30, 2001, NTT has completed the transitional impairment test for existing goodwill as required by SFAS No. 142 and determined that the fair value of a certain reporting unit which includes goodwill was below its carrying amount. Accordingly, upon the adoption of SFAS No. 142, NTT recorded a net-of-tax of transitional impairment loss for goodwill of (Yen)149,180 million ($1,253 million) in the cumulative effect of an accounting change in the consolidated statement of income.

The following table reflects the NTT's comparative net income and earnings per share before goodwill amortization under SFAS No. 142:

                                                                       For the six months ended September 30
                                                           -----------------------------------------------------------
                                                                                                           Millions of
                                                                                                         U.S. dollars
                                                                       Millions of yen                     (Note 2)
                                                           -------------------------------------      ----------------
                                                                2000                 2001                    2001
----------------------------------------------------------------------------------------------------------------------
Reported income (loss) before cumulative effect of
 accounting changes                                       (Yen)303,455         (Yen)(82,189)              $  (691)
Add back:
 Goodwill amortization                                           1,328                    -                     -
 Goodwill amortization related to equity investments             1,840                    -                     -
----------------------------------------------------------------------------------------------------------------------

Adjusted income (loss) before cumulative effect of
 accounting changes                                       (Yen)306,623         (Yen)(82,189)              $  (691)
======================================================================================================================

Reported net income (loss)                                (Yen)303,455        (Yen)(232,071)              $(1,950)
Add back:
 Goodwill amortization                                           1,328                    -                     -
 Goodwill amortization related to
 equity investments                                              1,840                    -                     -
----------------------------------------------------------------------------------------------------------------------

Adjusted net income (loss)                                (Yen)306,623        (Yen)(232,071)              $(1,950)
======================================================================================================================


                                                                                                         U.S. dollars
                                                                             Yen                           (Note 2)
                                                           -------------------------------------      ----------------
                                                                  2000                 2001                  2001
----------------------------------------------------------------------------------------------------------------------
Basic and diluted earnings per share:
 Reported income (loss) before cumulative effect of
  accounting changes                                         (Yen)19,164        (Yen)(5,094)              $   (43)

 Add back -
   Goodwill amortization                                              84                  -                     -
   Goodwill amortization related to
   equity investments                                                116                  -                     -
----------------------------------------------------------------------------------------------------------------------

  Adjusted income (loss) before cumulative effect of
  accounting changes                                         (Yen)19,364        (Yen)(5,094)              $   (43)

======================================================================================================================

Basic and diluted earnings per share:
 Reported net income (loss)                                  (Yen)19,164       (Yen)(14,383)              $  (121)
 Add back -
   Goodwill amortization                                              84                  -                     -
   Goodwill amortization related to
   equity investments                                                116                  -                     -
----------------------------------------------------------------------------------------------------------------------

 Adjusted net income (loss)                                  (Yen)19,364       (Yen)(14,383)              $  (121)
======================================================================================================================

   In addition to the transitional goodwill impairment test, NTT has also completed the impairment test as certain events or changes in circumstances indicated that goodwill of a reporting unit might be impaired.

   Due to increased competition, collapse of the dot-com bubble economy, increasing debt burdens and significant volatility in share prices in the telecommunications and internet related companies in the U.S. market, Verio Inc. ("Verio"), an indirect wholly owned subsidiary of NTT and a reporting unit of the "Other" business segment, reported that its revenues were lower than expected in their second quarter ended June 30, 2001. Based on that trend, Verio revised its business plan, including a change of the sales strategy and a reduction of operating costs. As a result, NTT recorded a goodwill impairment loss of (Yen)176,611 million ($1,484 million) in the separate line of operating expenses in the consolidated statement of income for the six-month period ended September 30, 2001 under SFAS No. 142. The determinants used for the fair value measurement include management's estimate of the reporting unit's continuing ability to generate income from operations and cash flow in future periods as well as the strategic significance of the reporting unit to NTT's business objectives. Verio is subject to rapid technological changes among other economic or market factors, which could cause management to reassess the scope of its business operations including further cost rationalization and sales strategy change and consequently its estimate of the fair value of the reporting unit. Management continues to monitor, on an interim basis, the occurrence of such events or changes in circumstances that would more likely than not reduce the fair value of a reporting unit below its carrying value.

   In addition, NTT recorded, in accordance with SFAS No. 121, an impairment loss of intangible assets amounting to (Yen)28,437 million ($239 million), which is included in operating expenses - "Other" in the consolidated statement of income.

5. Certain items for the six-month period ended September 30, 2000 and at March 31, 2001 have been reclassified to conform to the 2001 presentation.

6. At September 30, 2001, there were no material litigation or claims outstanding, pending or threatened against NTT.

Subsequent events -
-----------------

On October 26, 2001, NTT DoCoMo issued (Yen)100 billion ($840 million), 1.49% straight corporate bonds due September 20, 2011. In addition, on November 27, 2001, NTT DoCoMo issued (Yen)50 billion ($420 million), 0.96% straight corporate bonds due December 22, 2008. The proceeds of these bonds were and will be used primarily to repay NTT DoCoMo's short- and long-term indebtedness.

On November 9, 2001, NTT and its seven consolidated subsidiaries such as NTT East and NTT West agreed with the labor union to implement the Structural Reform Plan. This plan includes reducing personnel costs, through adopting a fundamental outsourcing strategy and diversifying employment types, and further reductions in various other costs.

Under this plan, NTT East and NTT West will move their order-taking, SOHO sales, equipment maintenance and operations, repair work, etc. to outsourcing companies in each region (prefecture or block of prefectures) (target date: May 2002) and will introduce a plan whereby transferred employees age 51 or over will be retired from NTT East and NTT West and rehired by the outsourcing companies.

NTT and its certain subsidiaries expects a large number of employees to be assigned to these outsourced companies and the level of lump-sum allowance to be paid at the time of transfer. Currently NTT and its certain subsidiaries are in process of investigating who and how many employees will be retired. At this time, therefore, the ultimate effect of the implementation of this plan on the financial position and results of operations of NTT cannot be determined.

On December 18, 2001, NTT issued (Yen)160 billion ($1,345 million), 1.51% straight corporate bonds due December 20, 2011. The proceeds of the bonds were and will be used primarily for capital investments for property, plants and equipment and intangible assets.

See Note 3 with respect to NTT DoCoMo's decision on December 21, 2001, to purchase additional shares of AT&T Wireless and KGT's decision on December 27, 2001, to withdraw its application for a 3G mobile communication service license in Taiwan.